UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. )1

Presidio Property Trust, Inc.

(Name of Issuer)

Series A Common Stock, $0.01 par value per share

(Title of Class of Securities)

74102L303

(CUSIP Number)

BRENT MORRISON

ZUMA CAPITAL MANAGEMENT, LLC

3766 Donaldson Drive

Chamblee, Georgia 30341

(310) 989-6705

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 9, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74102L303

1	NAME OF REPORTING PERSON

ZUMA CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		233,351*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

233,351*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

233,351*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.6%
14	TYPE OF REPORTING PERSON

OO

* Includes 80,765 Shares (as defined in Item 1) underlying the Warrants (as defined in Item 3).

2

CUSIP No. 74102L303

1	NAME OF REPORTING PERSON

ZCM OPPORTUNITIES FUND, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		162,037*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

162,037*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

162,037*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.1%
14	TYPE OF REPORTING PERSON

PN

* Includes 80,765 Shares (as defined in Item 1) underlying the Warrants (as defined in Item 3).

3

CUSIP No. 74102L303

1	NAME OF REPORTING PERSON

BRENT MORRISON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		265,498*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

265,498*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

265,498*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.8%
14	TYPE OF REPORTING PERSON

IN

* Includes 105,912 Shares (as defined in Item 1) underlying the Warrants (as defined in Item 3).

4

CUSIP No. 74102L303

1	NAME OF REPORTING PERSON

SAMARA GROWTH FUND, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		53,927
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

53,927
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

53,927
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

5

CUSIP No. 74102L303

1	NAME OF REPORTING PERSON

SAMARA SELECT FUND, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		50,991
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

50,991
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

50,991
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

6

CUSIP No. 74102L303

1	NAME OF REPORTING PERSON

OURAY SELECT, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		76,475
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

76,475
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

76,475
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

7

CUSIP No. 74102L303

1	NAME OF REPORTING PERSON

OURAY PARTNERS INTERNATIONAL LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		46,688
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

46,688
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

46,688
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

CO

8

CUSIP No. 74102L303

1	NAME OF REPORTING PERSON

OURAY FUND MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		181,393
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

181,393
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

181,393
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.2%
14	TYPE OF REPORTING PERSON

OO

9

CUSIP No. 74102L303

1	NAME OF REPORTING PERSON

OURAY CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		228,081
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

228,081
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

228,081
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.6%
14	TYPE OF REPORTING PERSON

OO

10

CUSIP No. 74102L303

1	NAME OF REPORTING PERSON

ELENA PILIPTCHAK
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		239,881
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

239,881
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

239,881
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.6%
14	TYPE OF REPORTING PERSON

IN

11

CUSIP No. 74102L303

1	NAME OF REPORTING PERSON

VITO GARFI
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		598,276
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

598,276
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

598,276
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.1%
14	TYPE OF REPORTING PERSON

IN

12

CUSIP No. 74102L303

1	NAME OF REPORTING PERSON

REUBEN BERMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

13

CUSIP No. 74102L303

1	NAME OF REPORTING PERSON

STEFANI CARTER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

14

CUSIP No. 74102L303

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Series A Common Stock, $0.01 par value per share (the “Shares”), of Presidio Property Trust, Inc., a Maryland corporation (the “Issuer”). The address of the principal executive office of the Issuer is 4995 Murphy Canyon Road, Suite 300, San Diego, California 92123.

Item 2.	Identity and Background.

(a)       This statement is filed by:

(i)	Zuma Capital Management, LLC, a Delaware limited liability company (“Zuma Capital Management”), with respect to the Shares directly and beneficially owned by it;
(ii)	ZCM Opportunities Fund, LP, a Delaware limited partnership (“ZCM Opportunities”), with respect to the Shares directly and beneficially owned by it;
(iii)	Brent Morrison, as the Managing Member of Zuma Capital Management;
(iv)	Samara Growth Fund, LP, a Delaware limited partnership (“Samara Growth”), with respect to the Shares directly and beneficially owned by it;
(v)	Samara Select Fund, LP, a Delaware limited partnership (“Samara Select”), with respect to the Shares directly and beneficially owned by it;
(vi)	Ouray Select, LP, a Delaware limited partnership (“Ouray Select”), with respect to the Shares directly and beneficially owned by it;
(vii)	Ouray Partners International Ltd., a Cayman Islands exempted company (“Ouray International”), with respect to the Shares directly and beneficially owned by it;
(viii)	Ouray Fund Management, LLC, a Delaware limited liability company (“Ouray Fund Management”), as the general partner of each of Samara Growth, Samara Select and Ouray Select;
(ix)	Ouray Capital Management, LLC, a Delaware limited liability company (“Ouray Capital Management”), as the investment manager of each of Samara Growth, Samara Select, Ouray Select and Ouray International;
(x)	Elena Piliptchak, as the Managing Member of each Ouray Fund Management and Ouray Capital Management;
(xi)	Vito Garfi;
(xii)	Reuben Berman; and
(xiii)	Stefani Carter.

15

CUSIP No. 74102L303

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is a party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The principal business address of each of Zuma Capital Management, ZCM Opportunities and Mr. Morrison is 3766 Donaldson Drive, Chamblee, Georgia 30341. The principal business address of each of Samara Growth, Samara Select, Ouray Select, Ouray International, Ouray Fund Management, Ouray Capital Management and Ms. Piliptchak is 2980 NE 207th Street, Aventura, Florida 33180. The principal business address of Mr. Garfi is 521 Middle River Dr., Fort Lauderdale, Florida 33304. The principal business address of Mr. Berman is 11075 Santa Monica Blvd. #250, Los Angeles, California 90025. The principal business address of Ms. Carter is 1408 N. Riverfront Blvd. #111, Dallas, Texas 75207. The officer and director of Ouray International and her principal occupation and business address are set forth on Schedule A and are incorporated by reference in this Item 2.

(c)       The principal business of ZCM Opportunities is investing in securities. The principal business of Zuma Capital Management is serving as the general partner of ZCM Opportunities. Mr. Morrison serves as the Managing Member of Zuma Capital Management. The principal business of each of Samara Growth, Samara Select, Ouray Select and Ouray International is investing in securities. The principal business of Ouray Fund Management is serving as the general partner of each of Samara Growth, Samara Select and Ouray Select. The principal business of Ouray Capital Management is serving as the investment manager of each of Samara Growth, Samara Select, Ouray Select and Ouray International. Ms. Piliptchak is the Managing Member of each of Ouray Fund Management and Ouray Capital and the sole director of Ouray International. The principal business of Mr. Garfi is serving as a broker at Avatar Securities, LLC. The principal business of Mr. Berman is serving as the Founding Partner of Entrada Partners. The principal business of Ms. Carter is serving as the Principal at Stefani Carter & Associates, LLC.

(d)       No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Each of Zuma Capital Management, ZCM Opportunities, Samara Growth, Samara Select, Ouray Select, Ouray Fund Management and Ouray Capital Management are organized under the laws of the State of Delaware. Ouray International is organized under the laws of the Cayman Islands. Messrs. Morrison, Garfi and Berman and Mses. Piliptchak and Carter are citizens of the United States of America. The citizenship of the person listed on Schedule A is set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by ZCM Opportunities and held in the Retirement Account and certain separately managed accounts were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 81,272 Shares owned directly by ZCM Opportunities is approximately $77,776, including brokerage commissions. The aggregate purchase price of the 80,765 Shares issuable upon the exercise of certain Series A Common Stock Purchase Warrants to Purchase Shares of Common Stock (the “Warrants”) owned directly by ZCM Opportunities is approximately $3,054, including brokerage commissions. The aggregate purchase price of the 30,076 Shares held in a certain retirement account (the “Retirement Account”) is approximately $35,211, including brokerage commissions. The aggregate purchase price of the 41,138 Shares held in certain separately managed accounts (the “SMAs”) is approximately $35,211, including brokerage commissions.

16

CUSIP No. 74102L303

The aggregate purchase price of the 7,000 Shares owned directly by Mr. Morrison is approximately $5,982, including brokerage commissions. The aggregate purchase price of the 25,147 Shares underlying the Warrants owned directly by Mr. Morrison is approximately $816, including brokerage commissions.

The aggregate purchase price of the 53,927 Shares owned directly by Samara Growth is approximately $62,528, including brokerage commissions. The aggregate purchase price of the 50,991 Shares owned directly by Samara Select is approximately $60,010, including brokerage commissions. The aggregate purchase price of the 76,475 Shares owned directly by Ouray Select is approximately $78,465.62, including brokerage commissions. The aggregate purchase price of the 46,688 Shares owned directly by Ouray International is approximately $53,318, including brokerage commissions. The aggregate purchase price of the 11,800 Shares owned directly by Ms. Piliptchak is approximately $12,737, including brokerage commissions.

The aggregate purchase price of the 598,276 Shares owned directly by Mr. Garfi is approximately $544,901.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on their belief that the Shares, when purchased, constituted an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

On May 9, 2024, the Reporting Persons entered into a cooperation agreement (the “Cooperation Agreement”) with the Issuer, pursuant to which the Issuer agreed to appoint Elena Piliptchak as a Class III director (the “New Director”) to the Board of Directors of the Issuer (the “Board”) with a term expiring at the Issuer’s 2026 annual meeting of stockholders (the “2026 Annual Meeting”). The Cooperation Agreement further provides that the Issuer has agreed that the New Director shall be appointed to at least two (2) of the Board’s committees within fourteen (14) days of the date the Cooperation Agreement was executed, including the Nominating and Corporate Governance Committee (the “NCGC”) and that the second committee appointment shall be to the Audit Committee, the Compensation Committee, or a newly constituted Strategy Committee.

Additionally, under the Cooperation Agreement, the New Director (or any Replacement Appointee (as defined below) who has replaced the New Director) is unable or unwilling to serve as a director for any reason, resigns as a director, or is removed as a director prior to the expiration of the Termination Date (as defined below) and at such time the Reporting Persons maintain an aggregate beneficial ownership of at least 3.0% of the Issuer’s then outstanding Shares, Zuma Capital Management shall have the ability to identify and propose a replacement therefor, which the Board will, in good faith, accept or reject. If there is such a rejection, Zuma Capital Management will have the right to continue to identify and propose replacement candidates until a replacement is mutually agreed upon by the Issuer and Zuma Capital Management (any such replacement, a “Replacement Appointee”). The Cooperation Agreement contains restrictions on who could qualify as a Replacement Appointee, including that a Replacement Appointee cannot have any existing or past material relationship with any of the Reporting Persons or any Affiliate (as defined in the Cooperation Agreement) or Associate (as defined in the Cooperation Agreement) thereof (as determined in good faith by the Board).

17

CUSIP No. 74102L303

Pursuant to the Cooperation Agreement, Zuma Capital Management agreed to withdraw its nomination notice for the Issuer’s 2024 annual meeting of stockholders (the “2024 Annual Meeting”) and cease all solicitation efforts in connection with the 2024 Annual Meeting. In addition, the Reporting Persons have agreed to customary standstill restrictions and voting commitments until the Termination Date (as defined below). The Reporting Persons and the Issuer also agreed to mutual non-disparagement and litigation restrictions.

Prior to the Termination Date, the Reporting Persons may acquire, in the aggregate (whether beneficial ownership, economic exposure, or a combination thereof), beneficial ownership of, or economic exposure to, no more than eight percent (8.0%) of the Issuer’s outstanding Shares. The Termination Date (as defined below), will be the date on which the results for the 2026 Annual Meeting are certified; provided, however, that if the Issuer re-nominates the New Director or any Replacement Appointee for election at the 2026 Annual Meeting, the Termination Date shall be automatically extended until the date that the New Director or any Replacement Appointee, as applicable, is no longer a member of the Board (the date of such termination, the “Termination Date”).

The foregoing description of the Cooperation Agreement does not purport to be complete and is qualified in its entirety by reference to the Cooperation Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in additional communications with management and the Board of the Issuer, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capital allocation strategy, capitalization, ownership structure, Board structure (including Board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based on a denominator that is the sum of: (i) 14,463,802 Shares outstanding as of April 15, 2024, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 16, 2024, and (ii) 105,912 Shares underlying the Warrants.

A.	Zuma Capital Management
(a)	Zuma Capital Management, as the general partner and investment manager of ZCM Opportunities and the SMAs, may be deemed the beneficial owner of the (i) 100 Shares owned directly, (ii) 162,037 Shares owned directly by ZCM Opportunities, (iii) 30,076 Shares held in the Retirement Account and (iv) 41,138 Shares held in the SMAs.

Percentage: Approximately 1.6%

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(b)	1. Sole power to vote or direct vote: 233,351
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 233,351
4. Shared power to dispose or direct the disposition: 0

(c)	Zuma Capital Management has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares through the Retirement Account and SMAs and on behalf of ZCM Opportunities during the past sixty days are set forth in Schedule B are incorporated herein by reference.

B.	ZCM Opportunities
(a)	As of the date hereof, ZCM Opportunities directly owned 162,037 Shares, including 80,765 Shares underlying certain Warrants.

Percentage: Approximately 1.1%

(b)	1. Sole power to vote or direct vote: 162,037
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 162,037
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by ZCM Opportunities during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

C.	Brent Morrison
(a)	Mr. Morrison, as the managing member of Zuma Capital Management, may be deemed the beneficial owner of the (i) 32,147 Shares owned directly, including 25,147 Shares underlying the Warrants, (ii) 162,037 Shares, including 80,765 Shares underlying the Warrants, owned directly by ZCM Opportunities, (iii) 100 Shares owned directly by Zuma Capital Management, (iv) 30,076 Shares held in the Retirement Account and (v) 41,138 Shares held in the SMAs.

Percentage: Approximately 1.8%

(b)	1. Sole power to vote or direct vote: 265,498
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 265,498
4. Shared power to dispose or direct the disposition: 0

(c)	Zuma Capital Management has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of ZCM Opportunities during the past sixty days are set forth in Schedule B are incorporated herein by reference.

D.	Samara Growth
(a)	As the date hereof, Samara Growth directly owned 53,927 Shares.

Percentage: Less than 1%

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(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 53,927
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 53,927

(c)	The transactions in the Shares by Samara Growth during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

E.	Samara Select
(a)	As the date hereof, Samara Select directly owned 50,991 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 50,991
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 50,991
(c)	Samara Select has not entered into any transactions in the Shares during the past sixty days.

F.	Ouray Select
(a)	As the date hereof, Ouray Select directly owned 76,475 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 76,475
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 76,475
(c)	Ouray Select has not entered into any transactions in the Shares during the past sixty days.

G.	Ouray International
(a)	As the date hereof, Ouray International directly owned 46,688 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 46,688
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 46,688

(c)	The transactions in the Shares by Ouray International during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

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H.	Ouray Fund Management
(a)	Ouray Fund Management, as the general partner of each of Samara Growth, Samara Select and Ouray Select, may be deemed the beneficial owner of the (i) 53,927 Shares owned directly by Samara Growth, (ii) 50,991 Shares owned directly by Samara Select and (iii) 76,475 Shares owned directly by Ouray Select.

Percentage: Approximately 1.1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 181,393
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 181,393
(c)	Ouray Fund Management has not entered into any transactions in the Shares during the past sixty days.
I.	Ouray Capital Management
(a)	Ouray Capital Management, as the investment manager of each of Samara Growth, Samara Select and Ouray Select, may be deemed the beneficial owner of the (i) 53,927 Shares owned directly by Samara Growth, (ii) 50,991 Shares owned directly by Samara Select, (iii) 76,475 Shares owned directly by Ouray Select, and (iv) 46,688 Shares owned directly by Ouray International.

Percentage: Approximately 1.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 228,081
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 228,081

(c)	Ouray Capital Management has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Samara Growth and Ouray International during the past sixty days are set forth in Schedule B are incorporated herein by reference.
J.	Elena Piliptchak
(a)	Ms. Piliptchak, as the managing member of each Ouray Fund Management and Ouray Capital Management, may be deemed the beneficial of the (i) 53,927 Shares owned directly by Samara Growth, (ii) 50,991 Shares owned directly by Samara Select, (iii) 76,475 Shares owned directly by Ouray Select, (iv) 46,688 Shares owned directly by Ouray International, and (v) 11,800 Shares owned directly.

Percentage: Approximately 1.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 239,881
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 239,881
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(c)	The transactions in the Shares by Ms. Piliptchak and on behalf of each of Samara Growth and Ouray International during the past sixty days are set forth in Schedule B are incorporated herein by reference.
K.	Vito Garfi
(a)	As the date hereof, Vito Garfi directly owned 598,276 Shares.

Percentage: Approximately 4.1%

(b)	1. Sole power to vote or direct vote: 598,276
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 598,276
4. Shared power to dispose or direct the disposition: 0
(c)	The transaction in the Shares by Mr. Garfi during the past sixty days is set forth in Schedule B and is incorporated herein by reference.
L.	Reuben Berman
(a)	As the date hereof, Reuben Berman directly owned 0 Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

(c)       Ms. Berman has not entered into any transaction in the Shares during the past sixty days.

M.	Stefani Carter
(a)	As the date hereof, Stefani Carter directly owned 0 Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0
(c)	Ms. Carter has not entered into any transaction in the Shares during the past sixty days.

As of the date hereof, the Reporting Persons collectively beneficially owned in the aggregate 1,103,655 Shares, including 105,912 Shares underlying the Warrants, constituting approximately 7.6% of the Shares outstanding.

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Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his, her or its pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On May 9, 2024, the Reporting Persons and the Issuer entered into the Cooperation Agreement as defined and described in Item 4 above, which is attached as Exhibit 99.1 hereto and incorporated herein by reference.

On May 10, 2024, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent as required by applicable law. A copy of this agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
99.1	Cooperation Agreement, dated May 9, 2024 (incorporated by reference to Ex. 10.1 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 10, 2024).
99.2	Joint Filing Agreement, by and among Zuma Capital Management, LLC, ZCM Opportunities Fund, LP, Brent Morrison, Samara Growth Fund, LP, Samara Select Fund, LP, Ouray Select, LP, Ouray Partners International Ltd., Ouray Fund Management, LLC, Ouray Capital Management, Elena Piliptchak, Vito Garfi, Reuben Berman and Stefani Carter, dated May 10, 2024.

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SIGNATURES

After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 10, 2024

Zuma Capital Management, LLC

By:	/s/ Brent Morrison
	Name:	Brent Morrison
	Title:	Managing Member

ZCM Opportunities Fund, LP

By:	/s/ Brent Morrison
	Name:	Brent Morrison
	Title:	Managing Member

/s/ Brent Morrison
Brent Morrison

Samara Growth Fund, LP

By:	Ouray Fund Management, LLC General Partner

By:	/s/ Elena Piliptchak
	Name:	Elena Piliptchak
	Title:	Managing Member

Samara Select Fund, LP

By:	Ouray Fund Management, LLC General Partner

By:	/s/ Elena Piliptchak
	Name:	Elena Piliptchak
	Title:	Managing Member

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Ouray Select, LP

By:	Ouray Fund Management, LLC General Partner

By:	/s/ Elena Piliptchak
	Name:	Elena Piliptchak
	Title:	Managing Member

Ouray Partners International Ltd.

By:	/s/ Elena Piliptchak
	Name:	Elena Piliptchak
	Title:	Sole Director

Ouray Fund Management, LLC

By:	/s/ Elena Piliptchak
	Name:	Elena Piliptchak
	Title:	Managing Member

Ouray Capital Management, LLC

By:	/s/ Elena Piliptchak
	Name:	Elena Piliptchak
	Title:	Managing Member

/s/ Elena Piliptchak
Elena Piliptchak

/s/ Vito Garfi
Vito Garfi

/s/ Reuben Berman
Reuben Berman

/s/ Stefani Carter
Stefani Carter

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SCHEDULE A

Directors and Officers of Ouray Partners International Ltd.

Name and Position	Principal Occupation	Principal Business Address	Citizenship
Elena Piliptchak Director	Managing Member of Ouray Fund Management, LLC and Ouray Capital Management, LLC	c/o Ouray Capital Management, LLC 2980 NE 207th Street Aventura, Florida 33180	United States of America

CUSIP No. 74102L303

SCHEDULE B

Transactions in the Securities of the Issuer During the Past Sixty Days

Nature of Transaction	Amount of Securities Purchased/(Sold)	Price per Share ($)	Date of Purchase/Sale

ZCM OPPORTUNITIES FUND, LP

Purchase of Common Stock	4,000	0.8644[1]	04/22/2024
Purchase of Common Stock	1,800	0.9100	04/23/2024
Purchase of Common Stock	8,387	1.0173	04/24/2024

SAMARA GROWTH FUND, LP

Purchase of Common Stock	2,500	1.1595[2]	04/14/2024

OURAY PARTNERS INTERNATIONAL, LTD

Purchase of Common Stock	16,132	1.1454[3]	04/14/2024

VITO GARFI

Purchase of Common Stock	50,000	1.1966	03/13/2024

1 The price reported is a weighted average price. These Shares were purchased in multiple transactions ranging from $0.8602 to $0.8686 per Share. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Shares purchased at each separate price within the range set forth in this footnote 1.

2 The price reported is a weighted average price. These Shares were purchased in multiple transactions ranging from $1.1540 to $1.1600 per Share. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Shares purchased at each separate price within the range set forth in this footnote 2.

3 The price reported is a weighted average price. These Shares were purchased in multiple transactions ranging from $1.1200 to $1.1700 per Share. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Shares purchased at each separate price within the range set forth in this footnote 3.